Exhibit 99

                                [UNILEVER LOGO]

                                  NEWS RELEASE

                          Unilever United States, Inc.


U.S. Meida Relations Contact:
Nancy Goldfarb
(201) 894-2808



October 28, 2004                                     For Immediate Release
                                                     Contact: Nancy Goldfarb
                                                     201/894-2808



                  INTERIM DIVIDEND UNILEVER NV NEW YORK SHARES




Clarification of 2004 interim dividend dates for Unilever NV New York Shares


Ex dividend date: 29 October 2004
Record date: 2 November 2004
Payment date: 26 November 2004